

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2013

<u>Via Email</u>
Mr. Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
1997 Annapolis Exchange Parkway
Suite 410
Annapolis, MD 21401

      Re: Chesapeake Lodging Trust
            Form 10-K
            Filed February 21, 2013
            File No. 001-34572

Dear Mr. Vicari:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ Jennifer Gowetski

                  Jennifer Gowetski
                  Senior Counsel

cc: Kevin L. Vold
        Hogan Lovells US LLP